Exhibit 99.1

Press release

WiLAN Reports Third Quarter 2012 Financial Results

OTTAWA, Canada – November 6, 2012 – Wi-LAN Inc. (“WiLAN” or the “Company”) (TSX:WIN) (NASD:WILN) today announced financial results for the third quarter of fiscal year 2012 ended September  30, 2012. All financial information in this press release is reported in U.S. dollars, unless otherwise indicated.

Third Quarter 2012 Highlights

•	Revenues of $21.3 million, exceeding our guidance of $19.9 million.
•	Adjusted earnings* of $9.3 million, or 8 cents per share.
•	Order issued consolidating two litigations involving Apple, HTC and other parties, beginning of trial proceedings against Apple and other parties advanced by six months.
•	Signed a licensing partnership agreement with SENSIO Technologies Inc.
•	Invested $19.0 million to acquire a portfolio of more than 150 patents and applications, with broad applicability to 4G infrastructure and handsets, from Alvarion Inc.
•	Acquired a portfolio of more than 40 patents and applications from Siemens AG related to telecommunication network management and mobile multimedia.
•	Returned $4.8 million to shareholders in dividend and share buyback payments.
•	Generated $9.8 million in cash from operations.
•	Held cash and cash equivalents and short-term investments of $173.2 million at September 30, 2012.

“WiLAN delivered strong financial performance in the third quarter of 2012,” said Jim Skippen, President & CEO. “New license agreements signed in the quarter resulted in our revenue exceeding guidance.”

Added Skippen, “We continued to invest in the future of our business with the purchase of a portfolio of 4G-related patents from Alvarion that we believe add significant value to prospective licensees of our wireless technology portfolio. True to our word that we are prepared to use litigation to encourage prospective licensees to come to the table for serious negotiations, we stepped up our litigation efforts early in the fourth quarter with the launching of four new litigations.”

Eligible Dividend

The Board of Directors has declared an eligible dividend of CDN $0.035 per common share to be paid on January 7, 2013 to shareholders of record on December 14, 2012.

www.wilan.com	© copyright Wi-LAN 2012	1

Press release

Third Quarter 2012 Revenue Review

In the three month period ended September 30, 2012, WiLAN generated revenues of $21.3 million, as compared to $27.8 million in the three month period ended September 30, 2011. The decrease in revenue compared to the prior year period is primarily attributable to the timing of fixed payment amounts as a result of the significant license agreements signed during the first quarter of 2011, some of which required payments that were one-time in nature and some of which had more significant upfront payments. For the three month period ended September 30, 2012, the top 10 licensees accounted for 86% of revenues, whereas the top 10 accounted for 80% of revenues in the three month period ended September 30, 2011.

Third Quarter 2012 Operating Expense Review

In the three month period ended September 30, 2012, cost of revenue totaled $7.7 million as compared to $7.2 million in the three month period ended September 30, 2011. For the nine month period ended September 30, 2012, cost of revenues totaled $22.1 million as compared to $19.6 million in the same period last year. The increase in expenses for the three and nine months ended September 30, 2012 is primarily attributable to an increase in compensation costs as a result of increased staffing levels, and amortization expense as a result of patent acquisitions we completed during fiscal 2011, partially offset by a decrease in royalties.

	Three months ended		Nine months ended
	September 30, 2012	September 30, 2011	September 30, 2012	September 30, 2011

Patent licensing	$1,018	$1,591	$3,175	$3,335
Amortization of patents	6,413	5,456	18,264	15,784
Stock-based compensation	224	189	684	482
	$7,655	$7,236	$22,123	$19,601

Marketing, general and administrative (“MG&A”) expenses represent the cost of litigation and all corporate services. For the three months ended September 30, 2012, MG&A expenses amounted to $10.4 million as compared to $5.1 million for the three months ended September 30, 2011. The increase in spending for the three months ended September 30, 2012 is primarily attributable to an increase in litigation expenses partially offset by a decrease in incentive costs and stock-based compensation.

	Three months ended		Nine months ended
	September 30, 2012	September 30, 2011	September 30, 2012	September 30, 2011

Non-litigation related Marketing, general and administrative costs	$2,546	$2,113	$7,356	$6,024
Litigation expense	7,096	1,231	16,793	14,873
Incentive costs	-	557	-	1,629
Asset write-off related to restructuring	-	-	209	-
Depreciation	104	123	376	322
Stock-based compensation	637	1,103	1,850	2,094
	$10,383	$5,127	$26,584	$24,942

www.wilan.com	© copyright Wi-LAN 2012	2

Press release

For the three months ended September 30, 2012, litigation expenses amounted to $7.1 million compared to $1.2 million for the same period last year. The increase in litigation expenses over the prior year period is partially attributable to an increased level of effort in three separate patent infringement litigations in the U.S. District Court for the Eastern District of Texas (“EDTX”). The increased level of effort was required in ongoing preparations for two Markman Hearings that are scheduled to take place in February 2013 and preparations for a trial that is scheduled to begin in April 2013. The increase in litigation expenses is also due to the conduct of proceedings in a patent infringement litigation in the U.S. District Court for the Southern District of Florida that was filed in January 2012 and preparation for litigations launched early in the fourth quarter of 2012.

Third Quarter 2012 Earnings Review

In the third quarter ended September 30, 2012, WiLAN generated adjusted earnings of $9.3 million or 8 cents per share as compared to $22.8 million, or 18 cents per share, in the comparative period. The decrease in adjusted earnings between the reporting periods is primarily attributable to lower revenues and higher investment in litigation, for the purpose of driving future revenue growth.

The Company’s GAAP earnings were $2.2 million, or 2 cents per share on a basic level, in the three month period ended September 30, 2012, as compared to GAAP earnings of $7.3 million, or 6 cents per share on a basic level, in the same period last year.

Third Quarter 2012 Balance Sheet and Cash Flow Review

At September 30, 2012, the Company’s net cash, comprised of cash and cash equivalents and short-term investments, totaled $173.2 million, representing a decrease of $260.5 million from the net cash position at December 30, 2011. The decrease is primarily attributable to the retirement of the Debenture, the acquisition of patents and other intangibles totaling $24.3 million, the returning of $26.1 million to shareholders in dividend and share buyback payments, offset by $28.1 million in cash generated from operations. The Company’s cash equivalents and short-term investments include T-bills, term deposits and GICs.

During the third quarter ended September 30, 2012, the Company generated $9.8 million of cash from operations and returned $4.8 million to shareholders in share buyback and dividend payments.

www.wilan.com	© copyright Wi-LAN 2012	3

Press release

Fourth Quarter 2012 Financial Guidance

For the fourth quarter 2012 ending December 31, 2012, the Company expects revenue to be at least $20.7 million. This revenue guidance does not include the potential impact of any new agreements that may be signed during the balance of the fourth quarter of 2012 or the potential impact of any royalties identified in audits conducted by the Company. Operating expenses for the fourth quarter are expected to be in the range of $12.8 million to $14.5 million of which $7.7 million to $8.7 million is expected to be litigation expense. For the fourth quarter of 2012, and assuming no additional agreements are signed, adjusted earnings are expected to be in the range of $6.2 million to $7.9 million.

The above statements are forward-looking and actual results may differ materially. The “Forward-looking Information” section at the end of this press release provides information on various risks and uncertainties that the Company faces. Additional information identifying risks and uncertainties relating to the Company’s business are discussed in greater detail in the “Risk Factors” section of WiLAN’s AIF for the 2011 fiscal year dated March 9, 2012 (copies of which may be obtained at www.sedar.com or www.sec.gov). Financial guidance is provided to assist investors and other interested parties in understanding WiLAN’s performance. The reader is cautioned that using this information for any other purpose may be inappropriate.

The Company’s revenues result primarily from the licensing of intellectual property which, by its very nature, is directly affected by the timing of the closure of license agreements, the nature and extent of specific licenses including actual rates, product sales by licensees which can be subject to seasonality as well as overall market demands and the timeliness of the receipt of licensee royalty reports. In addition, certain revenues may be of a one-time nature.

The above guidance for the three month period ended December 31, 2012 reflects our current business indicators and expectations and is subject to fluctuations in foreign currency exchange rates. Due to their nature, certain income and expense items, such as significant settlements from companies involved in current enforcement actions, brokerage opportunities, new significant litigation or defense actions that could arise during the quarter, losses on asset impairments or realized foreign exchange losses cannot be accurately forecast. Accordingly, we exclude forecasts of such items from our guidance. Actual revenues reported may exceed the guidance provided due to the receipt of royalty reports, signing of new license agreements and completion of licensee audits, all after the guidance is provided.

WiLAN’s imperative is to negotiate the best possible license as measured over the long-term and accordingly, the timing of actual license signings may vary from that forecasted. Actual results may vary materially from the guidance provided as a consequence of the above noted factors.

www.wilan.com	© copyright Wi-LAN 2012	4

Press release

Conference Call Information – November 6, 2012 – 10:00 AM ET

WiLAN will conduct a conference call to discuss its financial results today at 10:00 AM Eastern Time (ET). WiLAN CEO, Jim Skippen and CFO, Shaun McEwan will be on the call.

Calling Information

A live audio webcast will be available at

http://www.investorcalendar.com/IC/CEPage.asp?ID=169807

•	To access the call from Canada and U.S., dial 1.877.407.0782 (Toll Free)
•	To access the call from other locations, dial 1.201.689.8567 (International)

Replay Information

The call will be available at http://www.investorcalendar.com/IC/CEPage.asp?ID=169807 and accessible by telephone until 11:59 PM ET on February 6, 2013.

•	Replay Number (Toll Free): 1.877.660.6853
•	Replay Number (International): 1.201.612.7415
•	Replay passcode (Conference ID #): 401095

About WiLAN

WiLAN, founded in 1992, is a leading technology innovation and licensing company. WiLAN has licensed its intellectual property to over 260 companies worldwide. Inventions in our portfolio have been licensed by companies that manufacture or sell a wide range of communication and consumer electronics products including 3G and 4G handsets, Wi-Fi-enabled laptops, Wi-Fi and broadband routers, xDSL infrastructure equipment, cellular base stations and digital television receivers. WiLAN has a large and growing portfolio of more than 3,000 issued or pending patents. For more information: www.wilan.com.

Note

(*) WiLAN follows GAAP in preparing its interim and annual financial statements. Adjusted Earnings are earnings from continuing operations before stock-based compensation expense, depreciation and amortization expense, interest expense, unrealized foreign exchange gains or losses, provision for income taxes and certain other non-cash, one-time, or non-recurring charges.

www.wilan.com	© copyright Wi-LAN 2012	5

Press release

Forward-looking Information

This news release contains forward-looking statements and forward-looking information within the meaning of the U.S. Private Securities Litigation Reform Act of 1995 and other United States and Canadian securities laws. The phrases “we believe”, “Company expects”, “to be”, “potential impact”, “may be”, “may differ”, “are expected”, “is expected”, “may exceed”, “may vary” and similar terms and phrases are intended to identify these forward-looking statements. Forward-looking statements and forward-looking information are based on estimates and assumptions made by WiLAN in light of its experience and its perception of historical trends, current conditions and expected future developments, as well as other factors that WiLAN believes are appropriate in the circumstances. Many factors could cause WiLAN's actual performance or achievements to differ materially from those expressed or implied by the forward-looking statements or forward-looking information. Such factors include, without limitation, the risks described in WiLAN’s March 9, 2012 annual information form for the year ended December 31, 2011 (the “AIF”). Copies of the AIF may be obtained at www.sedar.com or www.sec.gov. WiLAN recommends that readers review and consider all of these risk factors and notes that readers should not place undue reliance on any of WiLAN's forward-looking statements. WiLAN has no intention and undertakes no obligation to update or revise any forward-looking statements or forward-looking information, whether as a result of new information, future events or otherwise, except as required by law.

All trademarks and brands mentioned in this release are the property of their respective owners.

- ## -

For Media inquiries, please contact:	For Investor inquiries, please contact:

Kathryn Hughes	Shaun McEwan
Director, Marketing & Communications	Chief Financial Officer
O: 613.688.4897	O: 613.688.4898
C: 613.898.6781	C: 613.697.7159
E: khughes@wilan.com	E: smcewan@wilan.com

Tyler Burns
Director, Investor Relations
O: 613.688.4330
C: 613.697.0367
E: tburns@wilan.com

www.wilan.com	© copyright Wi-LAN 2012	6

Press release

Wi-LAN Inc.

Condensed Consolidated Statements of Operations

(Unaudited)

(in thousands of United States dollars, except share and per share amounts)

	Three months ended	Three months ended	Nine months ended	Nine months ended
	September 30, 2012	September 30, 2011	September 30, 2012	September 30, 2011

Revenue
Royalties	$21,293	$26,825	$66,777	$80,589
Brokerage	-	996	-	996
Total Revenue	$21,293	$27,821	$66,777	$81,585

Operating expenses
Cost of revenue	7,655	7,236	22,123	19,601
Research and development	1,873	2,168	6,624	5,268
Marketing, general and administration	10,383	5,127	26,584	24,942
Realized foreign exchange gain	(72)	(1,706)	(92)	(1,302)
Unrealized foreign exchange (gain) loss	(1,189)	12,692	(5,460)	9,830
Restructuring charges	-	-	418	-
Total operating expenses	18,650	25,517	50,197	58,339
Earnings from operations	2,643	2,304	16,580	23,246
Investment income	161	2,246	1,065	3,028
Interest expense	-	(808)	(1,126)	(808)
Transaction costs	-	(1,245)	-	(1,245)
Debenture financing, net	-	4,344	(31,138)	4,344
Earnings (loss) before income taxes	2,804	6,841	(14,619)	28,565

Provision for (recovery of) income tax expense
Current	1,138	908	3,060	2,632
Deferred	(493)	(1,384)	(5,278)	(11,482)
	645	(476)	(2,218)	(8,850)
Net earnings (loss)	2,159	7,317	(12,401)	37,415

Other comprehensive income
Cumulative translation adjustment	-	-	-	(9,830)
Comprehensive income (loss)	$2,159	$7,317	$(12,401)	$27,585

Earnings (loss) per share
Basic	$0.02	$0.06	$(0.10)	$0.31
Diluted	$0.02	$0.06	$(0.10)	$0.30

Weighted average number of common shares
Basic	121,225,793	123,443,900	121,459,574	120,994,489
Diluted	122,086,343	125,618,973	121,459,574	123,488,133

www.wilan.com	© copyright Wi-LAN 2012	7

Press release

Wi-LAN Inc.

Condensed Consolidated Balance Sheets

(Unaudited)

(in thousands of United States dollars)

As at	September 30, 2012	December 31, 2011
Current assets
Cash and cash equivalents	$171,553	$432,186
Short-term investments	1,617	1,524
Accounts receivable	2,656	2,153
Prepaid expenses and deposits	1,020	290
Deferred financing costs	-	1,716
	176,846	437,869

Furniture and equipment, net	1,233	1,769
Patents and other intangibles, net	122,910	118,645
Deferred tax asset	21,512	18,086
Goodwill	12,623	12,623
	$335,124	$588,992

Current liabilities
Accounts payable and accrued liabilities	$20,342	$22,169
Due to related party	-	7,102
Current portion of patent finance obligation	2,547	2,458
Deferred tax liability	-	1,851
Debentures	-	203,855
	22,889	237,435

Patent finance obligation	3,288	5,189
Success fee obligation	11,864	15,212
	38,041	257,836

Commitments and contingencies

Shareholders' equity
Capital stock	430,207	436,606
Additional paid-in capital	10,364	14,061
Accumulated other comprehensive income	16,225	16,225
Deficit	(159,713)	(135,736)
	297,083	331,156
	$335,124	$588,992

www.wilan.com	© copyright Wi-LAN 2012	8

Press release

Wi-LAN Inc.

Condensed Consolidated Statements of Cash Flow

(Unaudited)

(in thousands of United States dollars)

	Three months ended	Three months ended	Nine months ended	Nine months ended
	September 30, 2012	September 30, 2011	September 30, 2012	September 30, 2011
Cash generated from (used in) Operations
Net earnings (loss)	$2,159	$7,317	$(12,401)	$37,415
Non-cash items
Stock-based compensation	1,024	1,515	2,955	3,046
Depreciation and amortization	6,621	5,667	18,959	16,269
Unrealized foreign exchange gain on debenture	-	(17,285)	-	(17,285)
Foreign exchange (gain) loss	(1,000)	22,454	130	25,659
Deferred financing costs	-	3,649	1,746	3,649
Accretion of debt discount	-	537	25,175	537
Disposal of assets	-	703	209	703
Deferred income tax recovery	(493)	(1,384)	(5,278)	(11,482)
	8,311	23,173	31,495	58,511
Change in non-cash working capital balances
Accounts receivable	(1,547)	(3,656)	(503)	(5,394)
Prepaid expenses and deposits	485	210	(730)	(289)
Accounts payable and accrued liabilities	2,585	(905)	4,986	1,682
Due to related party	-	-	(7,102)	-
Cash generated from operations	9,834	18,822	28,146	54,510
Financing
Proceeds on sale of common shares, net	-	(87)	-	71,948
Dividends paid	(3,663)	(3,148)	(10,383)	(7,555)
Success fee obligation	(1,609)	-	(11,354)	-
Proceeds from issuance (repayment) of convertible debentures	-	220,565	(233,247)	220,565
Internally restricted cash	-	(220,565)	-	(220,565)
Common shares repurchased under normal course issuer bid	(1,092)	-	(15,729)	-
Common shares issued for cash on the exercise of options	568	732	2,562	5,702
Common shares issued for cash from Employee Share Purchase Plan	-	-	116	87
Cash (used in) generated from financing	(5,796)	(2,503)	(268,035)	70,182
Investing
Sale (purchase) of short-term investments	(55)	21,018	(93)	18,172
Purchase of furniture and equipment	(38)	(660)	(369)	(1,614)
Purchase of patents and other intangibles	(22,963)	(689)	(24,340)	(10,054)
Cash (used in) generated from investing	(23,056)	19,669	(24,802)	6,504
Foreign exchange gain (loss) on cash held in foreign currency	1,000	(22,454)	4,058	(25,659)

Net cash and cash equivalents (used in) generated in the period	(18,018)	13,534	(260,633)	105,537
Cash and cash equivalents, beginning of period	189,571	174,639	432,186	82,636
Cash and cash equivalents, end of period	$171,553	$188,173	$171,553	$188,173

www.wilan.com	© copyright Wi-LAN 2012	9

Press release

Wi-LAN Inc.
Reconciliation of GAAP Net Earnings to Adjusted Earnings
(Unaudited)
(in thousands of United States dollars, except share and per share amounts)

	Three months ended	Three months ended	Nine months ended	Nine months ended
	September 30, 2012	September 30, 2011	September 30, 2012	September 30, 2011

Net earnings (loss) under GAAP	$2,159	$7,317	$(12,401)	$37,415

Adjusted for:
Unrealized foreign exchange (gain) loss	(1,189)	12,692	(5,460)	9,830
Depreciation and amortization	6,621	5,667	18,959	16,269
Stock based compensation	1,024	1,515	2,955	3,046
Restructuring and other one time charges	-	285	418	285
Asset write-off related to restructuring	-	-	209	-
Interest expense	-	808	1,126	808
Transaction costs	-	1,245	-	1,245
Investment income	-	(1,940)	-	(2,073)
Debenture financing, net	-	(4,344)	31,138	(4,344)
Income tax expense (recovery)	645	(476)	(2,218)	(8,850)
Adjusted earnings	$9,260	$22,769	$34,726	$53,631

Adjusted earnings per basic share	$0.08	$0.18	$0.29	$0.44

Weighted average number of common shares
Basic	121,225,793	123,443,900	121,459,574	120,994,489
Diluted	122,086,343	125,618,973	121,459,574	123,488,133

www.wilan.com	© copyright Wi-LAN 2012	10